UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Gmarket Inc.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Gmarket Inc., a corporation duly incorporated under the laws of the Republic of Korea (the “Company”), will be held at 10:00 a.m., local time, on December 30, 2006, at Gmarket’s headquarters located at LIG B/D, 8F, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-912, for the following purposes:
1.	To elect two (2) new directors

2.	To transact any other business properly brought before the Meeting
Shareholders of record at the close of business on December 6, 2006 (in Seoul, South Korea) of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company.
Pursuant to the Company’s Articles of Incorporation, on a poll, every shareholder present in person or by proxy shall be entitled to one vote in respect of each share held by him on the Record Date.
By Order of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)

By:	/s/ Duckjun (D.J.) Lee

Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer
Date: December 1, 2006